

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

December 9, 2016

Chad Steelberg
Chief Executive Officer
Veritone, Inc.
3366 Via Lido
Newport Beach, CA 92663

> **Re:** **Veritone, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted November 14, 2016**
> **CIK No. 0001615165**

Dear Mr. Steelberg:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   You appear to be a "controlled company" under the definition of the Nasdaq Capital Market; accordingly, provide appropriate disclosure on the prospectus cover page, prospectus summary, and risk factors to the extent appropriate.

Prospectus Summary, page 1

2.   You state that the worldwide revenue from the market for cognitive systems and artificial intelligence is expected to grow from approximately $8 billion in 2016 to more than $47 billion in 2020. To the extent that you refer to the size of the overall market for artificial

intelligence solutions, revise to clarify that your audio and video solutions constitute a subset of this market.

The Offering, page 6

3.   You state that shares under the directed share program will be offered to, among other persons, "certain other parties related to the Company." Revise to identify with more specificity the category of persons eligible to participate in the program. Further, we are unable to locate any disclosure of your directed share program elsewhere in your filing, such as Underwriting. Please advise.

Risk Factors, page 12

4.   You state that on July 14, 2014, you purchased certain intellectual property owned by Brand Affinity Technologies, Inc. We also note that on December 15, 2014, Brand Affinity Technologies, Inc. filed a petition for relief under the Bankruptcy Code. Revise to discuss any material risks associated with the transaction being subject to potential actions under creditor-protective statutes.

5.   Include a risk factor addressing the impact of the exclusive venue provision on investors.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

General

6.   Revise to disclose any key performance indicators of your cloud or legacy businesses, including financial measures and/or non-financial metrics, if material. Refer to Section III.B.1 of SEC Release 33-8350.

Overview, page 41

7.   Since substantially all of your revenues are currently generated from your legacy business, revise to address key challenges related to the shift from the legacy business to the cloud-based Artificial Intelligence Platform. Also, add a separately-captioned section in your Summary discuss this recent shift. Also, address the key challenges and risks related to the revenue decreases in you legacy business during the six months ended June 30, 2016. If there are any other key challenges related to your business or current strategies, revise your overview to discuss them and identify the resulting risks. Refer to Item 303(a) of Regulation S-K and Section III.A of SEC Release No. 33-8350.

Quarterly Trends, page 56

8.   You state that quarterly results fluctuated during the periods presented primarily due to the seasonality of the advertising business, yet you do not appear to identify or discuss the underlying seasonal trends.   Please revise.

Liquidity and Capital Resources, page 56

9.   Your discussion of cash flows from operating activities appears to be a recitation of the changes in line items and other information evident from your financial statements. Please revise your disclosures to focus on the primary drivers of and other material factors necessary to an understanding of your underlying cash flows and the indicative value of historical cash flows. In this regard, we note significant fluctuations of your accounts receivable, unbilled revenue, accounts payable, customer advances, and deferred revenue balances. It may be appropriate to separately quantify the impacts from the transaction volume changes, the timing and amounts of cash receipts from customers for revenue sharing agreements, days sales outstanding, and the timing and amounts of cash payments to vendors, etc. Your discussion should focus on the underlying reasons for the changes as well as their reasonably likely impact on future cash flows. See Instruction 4 to Item 303 of Regulation S-K and Section IV.B of SEC Release No. 33-8350.

Management

Audit Committee, page 76

10.   Your disclosures on page 90 indicate that Mr. Oates indirectly owns an interest in BV16, LLC, an entity that appears to be also owned by your founders. Please explain to us how you concluded that Mr. Oates is independent for purposes of Exchange Act Rule 10A-3(b)(1). Further, to the extent that Messrs. Steelberg or Oates are managers or directors of BV16, LLC, disclose this information in their professional biographies.

Certain Relationships and Related Party Transactions, page 85

11.   Your disclosure on page 42 states that the acquisition of ROIM, Inc. involved an assumption of debt payable to Newport Coast Investments, LLC and the acquisition of certain intellectual property from Brand Affinity Technology, Inc. Newport Coast Investments and Brand Affinity Technology were both affiliated or owned by your founders.   Similarly, your disclosure on page F-15 states that NextMedium, another recent acquisition, was beneficially owned by your founders.   Revise your disclosure to describe these transactions or tell us why you believe that such transactions are not required to be disclosed in this section. Refer to Item 404(c) and (d)(1) of Regulation S-K.

12.   Revise to disclose the name of the entity affiliated with your founders. Refer to paragraph (d)(1) of Item 404 of Regulation S-K.

13.   You state that the Company has agreed to indemnify a stockholder for any losses, damages and costs associated with certain matters related to the BAT bankruptcy. Revise to clarify the key terms of the indemnification.

14.   Your disclosure on pages 44 and F-19 states that during 2015 you entered into a share buy-back agreement with Brand Affinity Technologies.   Revise to disclose this transaction or tell us why disclosure is not required.

Principal Stockholders, page 89

15.   Footnotes 1, 2, 5 and 7 contain disclaimers of beneficial ownership. Beneficial ownership disclosure in this table is based on voting and/or dispositive power. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3. To the extent that you retain these disclaimers, please provide us with a legal analysis supporting your belief that beneficial ownership disclaimers are proper outside of filings on Schedules 13D and 13G, and disclose who has voting and/or investment power over the disclaimed shares.

Description of Capital Stock

Voting Rights, page 92

16.   You state that holder of shares of our Class A common stock and Class B common stock vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by law. To make it clear to investors when they are entitled to vote, describe all instances or events where such votes will be required rather than referring to instances where votes will be "required by law."

Independent Auditors' Report, page F-2

17.   Revise to title the report as "Report of Independent Registered Public Accounting Firm".

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

18.   Please address the following for your media advertising revenue:

    •   Revise your disclosure to specify when you consider the earnings process is completed;

- Describe the criteria for recognizing your unbilled revenue and explain why the balance almost matches your revenue recognized for the six months ending June 30, 2016;

- Tell us whether you have any minimum impression guarantees or other types of minimum guarantees in your contracts with your customers and how such guarantees, if applicable, affect your timing of revenue recognition; and

- To the extent material, disclose whether you provide any incentives to your customers and/or receive any incentives from your vendors as well as how you account for such incentives in your revenue and cost of revenue. We refer you to ASC 605-50-25.

19. Please revise to disclose your accounting policy selected for your advertising costs from the two alternatives in ASC 720-35-5-1 and the total amount charged to advertising expense for each income statement presented.

Note 3. Acquisitions, page F-15

20. We note you acquired Veritone Media, Inc. and Veritone, LLC in July 2014 through a series of transactions between entities under common control, which were accounted for in a manner akin to a pooling of interest. Tell us how you considered retrospectively applying the consummation of these transactions to your historical financial statements as if the acquisitions had occurred at the beginning of 2014. We refer you to ASC 250-10-50-6 and the Master Glossary for the definition of "change in reporting entity". Also we refer you to ASC 805-50-05-5.

21. We note on page F-16 that the same group of stockholders held more than 50% of the voting ownership interest of each entity involved in the RAC Merger and the NM Transfer. Please tell us whether any single person or entity owned the majority of voting interests of Veritone, Inc., RAC, BAT, and NM, respectively. Expand your disclosure to identify the owners and the percentage ownership in terms of economics and voting interests in each entity involved in the RAC Merger and NM Transfer before the transactions and in the resulting combined entities. Please identify and disclose any common ownership in these entities or related parties and the nature of the relationship.

Note 5. Stockholders' Equity (Deficit)

Preferred Stock, page F-17

22. We note the redemption rights held by the holders of your Series A and Series B preferred shares on pages A-17 and A-18 of your Amended and Restated Certificate of Incorporation included in Exhibit 3.1. Please address the following:

- Tell us how you considered presenting your Series A and Series B preferred shares outside your permanent equity. Disclose any redemption rights. We refer you to ASC 480-10-S99;

- Tell us how you initially measured your Class A and Class B preferred shares and how you considered recording the subsequent changes in the redemption value. We refer you to paragraphs 12 to 17 of ASC 480-10-S99-3A;

- Tell us how you accounted for the beneficiary conversion features for your preferred shares. In this regard, we note in Section 3(a)(iv) on page A-6 of your Amended and Restated Certificate of Incorporation included in Exhibit 3.1 that the conversion will include the accrued liquidation preference compounding at 8% per annum. We refer you to ASC 470-20 including paragraphs 30-17 and 30-18;

- Tell us how you considered the changes in the redemption values of your preferred stock in calculation of loss per share. We refer you to paragraph 20 of ASC 480-10-S99-3A; and

- Revise to provide the disclosures as required by paragraph 24 of ASC 480-10-S99-3A.

23. We note on page F-16 that you accounted for the issuance of common and preferred stock using the relative fair value of each instrument on July 15, 2014. We also note on page 43 that the term of your Series A-1 preferred stock and Series A preferred stock were substantially identical. Please address the following:

- Tell us why the carrying value of your Series A-1 preferred stock was zero at the end of each presented period as noted on the consolidated balance sheets on page F-4; and

- Tell us whether your Class A-1 preferred stock had the same conversion and/or redemption features as your Class A and Class B preferred stock. If this is the case, tell us how you considered the beneficial conversion feature, the changes in redemption value, and the impact on calculation of your loss per share. We refer you to the guidance in determining the effective conversion price in ASC 470-20-30-5 and ASC 480-10-S99.

Stock Options, page F-22

24. Please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock. In addition, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range. Describe how you estimated the fair value of your underlying shares of common stock and explain why this estimated fair value has not

changed during the reporting periods. Tell us how your valuations took into account the loss of two significant customers and the shift in your business model.

25.   Please revise your future filing to include all your share-based compensations in your table summarizing the total expenses associated with share-based awards. For example, you should include the compensation expense you recorded for the issuance of 1,603,059 shares of common stock in consideration for the executives' services as noted on page F-17.

Note 7. Related Party Transactions, page F-23

26.   We note on pages 85 and 87 you issued common stock to an entity beneficially owned by your executives in March 2016 and you reimbursed the costs of healthcare plans for these two executives. Please tell us how you considered disclosing these transactions in the footnote to your financial statements pursuant to ASC 850-10-50-1. We also note you referred to Note 3 of your financial statements but the transactions described therein are not included in Certain Relationships and Related Party Transactions on pages 85 to 88. Please advise.

27.   We note on page 44 the stock repurchase from BAT in April 2015. We also note on page F-15 that you indicate BAT is an affiliated entity. Please tell us whether you consider BAT as a related party under ASC 850. Tell us what the estimated fair values were for your Class A common shares and Series A-1 preferred shares, respectively, at the time of repurchase. Please explain the economic reason for BAT accepting a repurchase price lower than the then fair value of the shares.

Note 8. Commitments and Contingencies, page F-24

28.   We note on page 72 that you have received notices and/or claims from third parties asserting, among other things, infringement of their intellectual property rights. Tell us how you evaluated any related contingent loss disclosures related to this matter considering the guidance in ASC 450-20-50.

Other

29.   Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.

Chad Steelberg
Chief Executive Officer
December 9, 2016
Page 8

You may contact Mengyao Lu, Staff Accountant, at (202) 551-7271or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services

cc: Ellen S. Bancroft, Esq.
       Morgan, Lewis & Bockius LLP